Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

CENTRAL FEDERAL CORPORATION

CENTRAL FEDERAL CORPORATION, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

FIRST: That at a meeting of the Board of Directors of the Corporation, resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of the Corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that Article Fourth, paragraph A of the Certificate of Incorporation, as amended, of the Corporation is hereby amended in its entirety to read as follows:

“A.        The total number of shares of all classes of stock which the Corporation shall have authority to issue is 10,090,909 consisting of :

1.	One million (1,000,000) shares of Preferred Stock, par value one cent ($.01) per share (the “Preferred Stock”); and

2.	9,090,909 shares of Common Stock, par value one cent ($.01) per share (the “Common Stock”).

Upon effectiveness (the “Effective Time”) pursuant to the General Corporation Law of the State of Delaware of this Certificate of Amendment, each five and one-half (5.5) shares of the Corporation’s Common Stock, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time will automatically be reclassified into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). No fractional shares of Common Stock will be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock will be entitled to receive cash (without interest or deduction) from the Corporation’s transfer agent in lieu of such fractional share interests, upon receipt by the Corporation’s transfer agent of the stockholder’s Old Certificates (as defined below), in an amount equal to the product obtained by multiplying (i) the closing price per share of the Common Stock on The NASDAQ Stock Market as of the close of business on the business day immediately preceding the Effective Time, by (ii) the number of shares of Common Stock that would have been exchanged for the fractional share. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificate”) will thereafter represent the number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate will have been combined, subject to the elimination of fractional share interests as described above.”

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed this 20th day of August, 2018.

CENTRAL FEDERAL CORPORATION

By:	/s/ John W. Helmsdoerfer
Name:	John W. Helmsdoerfer, CPA
Title:	Treasurer and Chief Financial Officer